Guinness Atkinson Funds
21550 Oxnard Street, Suite 850
Woodland Hills, CA 91367

February 9, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn: Division of Investment Management

Re:	Guinness Atkinson Funds File Nos. 33-75340; 811- 08360 (the “Registrant”)

On behalf of the Registrant, this letter is in response to comments provided by Mr. Chad Eskildsen of the staff of the Securities and Exchange Commission (the "Commission") by telephone on January 21, 2011, to the Registrant’s December 31, 2009 Annual Report included on Form N-SCR.

Global Innovators Fund

1.
Page 44, Geographic Breakdown table shows the Fund having 75.75% in U.S., explain how the Fund complies with the Prospectus disclosure that it will invest at least 40% of its assets in global securities.  In addition, please explain how the Registrant calculates the U.S. 75.75% shown in the table (i.e., percentage of investments, net assets, etc.)

RESPONSE:  As defined in the Fund’s Prospectus dated May 1, 2009, a “global security” means a security issued by a company with significant business activities outside the U.S., including, but not limited to:

•	Having significant assets, revenues or profits coming from outside the U.S.;
•	Operating significant business activities outside the U.S.;
•	Having shares principally traded on an exchange or market outside the U.S.;
•	Organized under the laws of a country other than the U.S.;
•	Receiving significant economic inputs (including but not limited to raw materials, components or supplies) from sources outside the U.S.;
•	Forming part of a benchmark of an index and identified by the index creator as a non-U.S. security; or
•	Accessing capital markets outside the U.S.

The Fund’s advisor has identified the following U.S. domiciled companies as having significant revenues coming from outside the U.S., and includes these positions in determining that it has invested at least 40% of the Fund’s assets in “global securities” as set forth in its prospectus.  After taking into consideration these global securities of approximately 31% with the non-U.S. domiciled companies, the Fund’s investment in global securities is above the 40% threshold.

The following securities were determined by the Advisor to be “global securities” in accordance with its prospectus definitions:

Security Name	Value at 12/31/09	% of Fund Net Assets
NVIDIA Corp.	$1,622,638	4.42%
State Street Corp.	1,481,405	4.03%
Oracle Corp.	1,434,608	3.91%
Parametric Technology Corp.	1,422,397	3.87%
eBay, Inc.	1,402,042	3.82%
Amazon.com, Inc.	1,396,318	3.80%
Applied Materials, Inc.	1,375,041	3.74%
Microsoft Corp.	683,220	1.86%
Citigroup, Inc.	456,284	1.24%
American International Group, Inc.	122,408	0.33%
	$11,396,361	31.02%

For each of these issuers, the advisor determined that one or more of the advisor’s criteria for “global securities” was satisfied; revenues outside the U.S. exceeded U.S. sourced revenues; outlets and branches outside the U.S. exceeded U.S. outlets and branches; substantial (more than 25%) profits, operating contributions, or revenues were derived from non-U.S. activities, and negative U.S. revenues combined with positive non-U.S. revenues.  The Advisor also considers that each of these companies presents itself to the world as being a “global” company – having operations or activities in multiple countries so that the market for its goods or services, or the source of its revenues, profits, inputs or means of production, was not limited to a single market.  The Advisor believes that the Fund’s assets have been invested in issuers that are tied economically to a number of countries throughout the world.

The percentages presented in the geographic breakdown table on page 44 of the Funds’ 2009 Annual Report are percentages of total common stocks.  The presentation of securities in this table is based on the issuer’s country of domicile as determined by the Fund’s accountant.

If you have any questions or additional comments, please contact the undersigned at (626) 914-1041.

Sincerely,

/s/ Rita Dam

Rita Dam
Treasurer
Guinness Atkinson Funds